                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

                INFORMATION TO BE INCLUDED IN STATEMENTS FILED
               PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                        FILED PURSUANT TO RULE 13d-2(a)

                             (Amendment No. 1)/1/

                      ECHOSTAR COMMUNICATIONS CORPORATION
           ---------------------------------------------------------
                               (Name of Issuer)
                Class A Common Stock, par value $.01 per share
           ---------------------------------------------------------
                        (Title of Class of Securities)

                                  282-762-109
           ---------------------------------------------------------
                                (CUSIP Number)

                            Arthur M. Siskind, Esq.
                         The News Corporation Limited
                         c/o News America Incorporated
                          1211 Avenue of the Americas
                           New York, New York 10036
                                (212) 852-7000
           ---------------------------------------------------------
                                with copies to:

                            Joel I. Papernik, Esq.
                 Squadron, Ellenoff, Plesent & Sheinfeld, LLP
                               551 Fifth Avenue
                           New York, New York 10176
                                (212) 661-6500
                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                                 June 24, 1999
           ---------------------------------------------------------
            (Date of event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box [ ]

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S) 240.13d-7(b) for other parties to whom copies are to be sent.

--------------------------------

     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).


1               Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons
                The News Corporation Limited

2               Check the Appropriate Box if a Member of a Group                                         (a)    [ ]
                                                                                                         (b)    [ ]

3               SEC Use Only

4               Source of Funds
                OO

5               Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)    [ ]

6               Citizenship or Place of Organization
                South Australia, Australia

  Number of                           7                         Sole Voting Power
    Shares                                                      6,891,096
 Beneficially
   Owned by                            8                         Shared Voting Power
     Each                                                        -0-
  Reporting
 Person with                           9                         Sole Dispositive Power
--------------                                                   6,891,096

                                       10                        Shared Dispositive Power
                                                                 -0-

11              Aggregate Amount Beneficially Owned by Each Reporting Person
                6,891,096

12              Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]

13              Percent of Class Represented by Amount in Row (11)
                30.3 %/1/

14              Type of Reporting Person
                CO
-------------------------------------------------------------------------------------------------------------------------------

/1/ Based on (i) 15,845,575 shares of Class A Common Stock, par value $.01 per share ("Class A Common Stock"), of EchoStar Communications Corporation ("EchoStar") outstanding on May 7, 1999 as reported in the Quarterly Report on Form 10-Q of EchoStar for the quarter ended March 31, 1999 (the "Form 10-Q"), together with the issuance to News America Incorporated ("NAI") of 6,891,096 shares of Class A Common Stock issued pursuant to the Purchase Agreement (as defined herein). Considering the additional 1,712,020 shares of Class A Common Stock issued to MCI Telecommunications Corporation ("MCI") pursuant to the Purchase Agreement, the percentage of the Class A Common Stock that the Reporting Persons (as defined herein) may be deemed to have beneficial ownership would be 35.2%. As reported in the Form 10-Q, there were outstanding 29,804,401 shares of Class B Common Stock, par value $.01 per share ("Class B Common Stock"), of EchoStar. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of shares of Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the Reporting Persons may be deemed to have beneficial ownership of would be 13.1%. Because each share of Class B Common Stock is entitled to 10 votes per share, the Reporting Persons beneficially own equity securities of EchoStar representing approximately 2.1% of the voting power of EchoStar (assuming no conversion of the Class B Common Stock).

1               Name of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above Persons

                News America Incorporated/13-3249610

2               Check the Appropriate Box if a Member of a Group                               (a)    [ ]
                                                                                               (b)    [ ]

3               SEC Use Only

4               Source of Funds
                OO

5               Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)    [ ]

6               Citizenship or Place of Organization
                Delaware, U.S.A.

  Number of                           7                                             Sole Voting Power
   Shares                                                                           6,891,096
 Beneficially
   Owned by                           8                                             Shared Voting Power
     Each                                                                           -0-
  Reporting
 Person with                          9                                             Sole Dispositive Power
--------------                                                                      6,891,096

                                     10                                            Shared Dispositive Power
                                                                                   -0-

11              Aggregate Amount Beneficially Owned by Each Reporting Person
                6,891,096

12              Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                                          [ ]

13              Percent of Class Represented by Amount in Row (11)
                30.3%/1/

14              Type of Reporting Person
                CO
-------------------------------------------------------------------------------------------------------------------------------

/1/ Based on (i) 15,845,575 shares of Class A Common Stock of EchoStar outstanding on May 7, 1999 as reported in the Form 10-Q, together with the issuance to NAI of 6,891,096 shares of Class A Common Stock pursuant to the Purchase Agreement. Considering the additional 1,712,020 shares of Class A Common Stock issued to MCI pursuant to the Purchase Agreement, the percentage of the Class A Common Stock that the Reporting Persons may be deemed to have beneficial ownership would be 35.2%. As reported in the Form 10-Q, there were outstanding 29,804,401 shares of Class B Common Stock of EchoStar. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of shares of Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the Reporting Persons may be deemed to have beneficial ownership of would be 13.1%. Because each share of Class B Common Stock is entitled to 10 votes per share, the Reporting Persons beneficially own equity securities of EchoStar representing approximately 2.1% of the voting power of EchoStar (assuming no conversion of the Class B Common Stock).


1               Name of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above Persons

                K. Rupert Murdoch

2               Check the Appropriate Box if a Member of a Group                                     (a)    [ ]
                                                                                                     (b)    [ ]

3               SEC Use Only

4               Source of Funds
                OO

5               Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)          [ ]

6               Citizenship or Place of Organization
                United States

   Number of                     7                                             Sole Voting Power
    Shares                                                                     6,891,096
 Beneficially
   Owned by                      8                                             Shared Voting Power
     Each                                                                      -0-
  Reporting
 Person with                     9                                             Sole Dispositive Power
--------------                                                                 6,891,096

                                 10                                            Shared Dispositive Power
                                                                               -0-

11              Aggregate Amount Beneficially Owned by Each Reporting Person
                6,891,096

12              Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                                                        [ ]
13              Percent of Class Represented by Amount in Row (11)
                30.3%/1/

14              Type of Reporting Person
                IN
-------------------------------------------------------------------------------------------------------------------------------

/1/ Based on (i) 15,845,575 shares of Class A Common Stock of EchoStar outstanding on May 7, 1999 as reported in the Form 10-Q, together with the issuance to NAI of 6,891,096 shares of Class A Common Stock pursuant to the Purchase Agreement. Considering the additional 1,712,020 shares of Class A Common Stock issued to MCI pursuant to the Purchase Agreement, the percentage of the Class A Common Stock that the Reporting Persons may be deemed to have beneficial ownership would be 35.2%. As reported in the Form 10-Q, there were outstanding 29,804,401 shares of Class B Common Stock of EchoStar. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of shares of Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the Reporting Persons may be deemed to have beneficial ownership of would be 13.1%. Because each share of Class B Common Stock is entitled to 10 votes per share, the Reporting Persons beneficially own equity securities of EchoStar representing approximately 2.1% of the voting power of EchoStar (assuming no conversion of the Class B Common Stock).


1               Name of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above Persons

                American Sky Broadcasting, LLC./13-3911831

2               Check the Appropriate Box if a Member of a Group                                      (a)    [ ]
                                                                                                      (b)    [ ]

3               SEC Use Only

4               Source of Funds
                Not Applicable

5               Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)  [ ]

6               Citizenship or Place of Organization
                Delaware, U.S.A.

  Number of                       7                                             Sole Voting Power
    Shares                                                                      -0-
 Beneficially
   Owned by                       8                                             Shared Voting Power
     Each                                                                       -0-
  Reporting
 Person with                      9                                             Sole Dispositive Power
--------------                                                                  -0-

                                  10                                            Shared Dispositive Power
                                                                                -0-

11              Aggregate Amount Beneficially Owned by Each Reporting Person
                -0-

12              Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                                                        [ ]

13              Percent of Class Represented by Amount in Row (11)
                0%

14              Type of Reporting Person
                OO
-------------------------------------------------------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                       ----------------------------------
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 1)

                        Pursuant to Section 13(d) of the
                        Securities Exchange Act of 1934

                                 in respect of

                      ECHOSTAR COMMUNICATIONS CORPORATION


Introductory Statement
----------------------

     This Amendment No. 1 (this "Amendment") to the Statement on Schedule 13D (the "Statement") relates to the Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of EchoStar Communications Corporation, a Nevada corporation ("EchoStar"). This Amendment amends and restates in its entirety the Statement originally filed by the "Reporting Persons" (as defined herein) on December 10, 1998 with the Securities and Exchange Commission (the "SEC").

     On June 24, 1999, The News Corporation Limited ("News Corporation"), MCI Telecommunications Corporation ("MCI"), American Sky Broadcasting, LLC ("ASkyB") and EchoStar consummated the transactions previously described in the Statement. On such date, pursuant to (i) the Purchase Agreement, dated as of November 30, 1998, among ASkyB, News Corp, MCI and EchoStar (the "Purchase Agreement") and
(ii) the letter agreement, dated November 30, 1998, among Charles W. Ergen, EchoStar, ASkyB, News Corporation and MCI (the "Letter Agreement" and collectively with the Purchase Agreement, the "Acquisition Agreements"), News America Incorporated ("NAI"), a wholly-owned subsidiary of News Corporation, acquired an aggregate of 6,891,096 shares of EchoStar's Class A Common Stock.

     The descriptions of, and references to, the Acquisition Agreements and other agreements and documents are qualified in their entirety by reference to the complete texts of such agreements and documents filed as Exhibits hereto and incorporated herein by reference.

Item 1.   Security and Issuer.
          -------------------

     The title of the class of equity securities to which this statement relates is the Class A Common Stock of EchoStar. The address of the principal executive offices of EchoStar is 5701 South Santa Fe Drive, Littleton, Colorado 80120.

Item 2. Identity and Background.
        -----------------------

     This statement is being filed by (i) News Corporation, a South Australia, Australia corporation, with its principal executive office located at 2 Holt Street, Sydney, New South Wales 2010, Australia, (ii) NAI, a Delaware corporation and a subsidiary of News Corporation, with its principal executive office located at 1211 Avenue of the Americas, New York, New York, 10036, (iii)
K. Rupert Murdoch, a United States citizen, with his business address at 10201 West Pico Boulevard, Los Angeles, California 90035 and (iv) ASkyB, a Delaware limited liability company and subsidiary of NAI, with an address c/o News America Publishing Incorporated, 1211 Avenue of the Americas, New York, New York 10036. News Corporation, NAI, K. Rupert Murdoch and ASkyB are referred herein collectively as the "Reporting Persons." The name, residence or business address, principal occupation or employment and the name, principal business, and address of any corporation or other organization in which such employment is conducted with respect to each director and executive officer of the Reporting Persons are set forth in Schedule 1 attached hereto, which is incorporated herein by reference. To the knowledge of the Reporting Persons, each of the persons named on Schedule 1 (the "Schedule 1 Persons") is a United States citizen unless otherwise indicated.

     News Corporation is one of the world's largest media companies with total assets as of December 31, 1998 of approximately US $36 billion and total annual revenues of approximately US $14 billion. News Corporation's diversified global operations in the United States, Canada, the United Kingdom, Australia, Latin America and the Pacific basin include the production and distribution of motion pictures and television programming; television, satellite and cable broadcasting; the publication of newspapers, magazines and books; the production and distribution of promotional and advertising products and services; the development of digital broadcasting; the development of conditional access and subscriber management systems; and the creation and distribution of various popular online services.

     NAI is a company 100% owned by News Corporation through certain intermediaries. NAI is the principal subsidiary of News Corporation in the United States and whose affiliates and subsidiaries conduct a substantial portion of the United States activities of News Corporation.

     K. Rupert Murdoch is the Chairman and Chief Executive of News Corporation; a director of News Publishing Australia Limited ("NPAL"), a holding company 100% of which is owned by News Corporation directly and through certain intermediaries; a director of News International plc, News Corporation's principal subsidiary in the United Kingdom; a director of News Limited, News Corporation's principal subsidiary in Australia; a director of NAI; a director of TVG Holdings, Inc., a wholly-owned subsidiary of NPAL; a director of Satellite Television Asian Region Limited, the Asia Pacific Region's largest satellite television broadcaster; Chairman and a director of British Sky Broadcasting Group plc, which operates the leading pay television broadcasting services in the United Kingdom and the Republic of Ireland; and director, Chairman and Chief Executive Officer of Fox Entertainment Group, Inc., an indirect subsidiary of News Corporation principally engaged in the development, production and worldwide distribution of feature films and television programs, television broadcasting and cable network programming.

     Approximately 30% of the voting stock of News Corporation is owned by (i) Mr. Murdoch and members of his family, (ii) Cruden Investments Pty. Limited, a private Australian investment company owned by Mr. Murdoch, members of his family and certain charities and (iii) corporations which are controlled by trustees of settlements and trusts set up for the benefit of the Murdoch family, certain charities and other persons. By virtue of shares of News Corporation owned by such persons and entities, and Mr. Murdoch's positions as Chairman and Chief Executive of News Corporation, Mr. Murdoch may be deemed to control the operations of News Corporation.

     ASkyB is a limited liability company which was formed for the purpose of developing, owning and operating a direct broadcast satellite ("DBS") television service covering the United States. NAI and ASkyB Holdings, Inc., a subsidiary of NAI, own 99% and 1%, respectively, of the interests in ASkyB.

     During the last five years, none of the Reporting Persons or, to the best of the knowledge of the Reporting Persons, none of the Schedule 1 Persons has
(i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

 Item 3. Source or Amount of Funds or Other Consideration.
         ------------------------------------------------

     The shares of Class A Common Stock to which this Statement relates were issued pursuant to the terms of the Purchase Agreement. The consideration for the purchase of such shares was in the form of assets related to the planned digital DBS services of ASkyB. These assets, which were owned by ASkyB, News Corporation or MCI, included certain real property located in Gilbert, Arizona, facilities, improvements and equipment thereon, and related contracts for equipment and maintenance; the Federal Communications Commission ("FCC") authorization to construct, launch and operate satellites in the DBS service operating over 28 frequency channels at the 110 West Longitude orbital location; certain FCC earth station authorizations; contracts with respect to the construction and launch of two satellites; and intellectual property related to the foregoing. See Item 4 below.

Item 4.   Purpose of Transaction.
          ----------------------

     EchoStar, News Corporation, ASkyB and MCI entered into the Purchase Agreement with respect to the acquisition of 30,000,000 shares of Class A Common Stock, subject to adjustment./1/ Pursuant to the


/1/ The amount Class A Common Stock actually issued was reduced to 8,603,116 shares pursuant to Section 2(a)(ii) of the Purchase Agreement.

Purchase Agreement, NAI acquired 6,891,096 shares of Class A Common Stock (the "ASkyB Shares")/2/, and MCI acquired 1,712,020 shares of Class A Common Stock (the "MCI Shares," and together with the ASkyB Shares, the "Shares").

     The Reporting Persons acquired beneficial ownership of the securities for the purpose of investment. Subject to the Acquisition Agreements, the Reporting Persons intend to continuously review their investment in EchoStar, and may in the future determine to (i) acquire additional securities of EchoStar, through open market purchases, private agreements or otherwise, (ii) dispose of all or a portion of the securities of EchoStar owned by them or (iii) take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the last paragraph of this Item 4 or (iv) otherwise change their investment intent.
Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intentions with respect to any or all of such matters. In reaching any decision as to their course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, EchoStar's financial condition, business, operations and prospects, other developments concerning EchoStar and the satellite business generally, other business opportunities available to the Reporting Persons, other developments with respect to the business of the Reporting Persons, general economic conditions and money and stock market conditions, including the market price of the securities of EchoStar. See Item 6.

     Other than as described herein, none of the Reporting Persons have any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of EchoStar or the disposition of securities of EchoStar; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving EchoStar or any of its subsidiaries; (c) a sale or transfer of a

/2/ Pursuant to Section 2(a)(i)(A) of the Purchase Agreement, ASkyB designated NAI to acquire the ASkyB Shares.

material amount of assets of EchoStar or any of its subsidiaries; (d) any change in the Board of Directors or management of EchoStar, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of EchoStar; (e) any material change in the present capitalization or dividend policy of EchoStar; (f) any other material change in EchoStar's business or corporate structure; (g) changes in EchoStar's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of EchoStar by any person; (h) a class of securities of EchoStar being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of EchoStar becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or (j) any action similar to those enumerated above.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

     On June 24, 1999, by virtue of the consummation of the transactions contemplated by the Purchase Agreement, NAI became the direct beneficial owner of 6,891,096 shares of Class A Common Stock. Each of News Corporation and K. Rupert Murdoch may be deemed to be indirect beneficial owners of such shares. Based upon the number of shares of Class A Common Stock and Class B Common Stock reflected as outstanding as of May 7, 1999 in EchoStar's Quarterly Report on Form 10-Q for the period ended March 31, 1999 (the "Form 10-Q"), the shares of EchoStar's securities beneficially owned by the Reporting Persons represent approximately 30.3% of the Class A Common Stock (approximately 13.1% assuming the conversion of the Class B Common Stock into Class A Common Stock) and approximately 2.1% of the combined voting power of the Class A Common Stock and the Class B Common Stock. The holders of Class A Common Stock are entitled to one vote for each share of Class A Common Stock held, and the holders of Class B Common Stock are entitled to ten votes for each share of the Class B Common Stock held.

     To the Reporting Persons' knowledge, MCI is the direct beneficial owner of 1,712,020 shares of Class A Common Stock. Based upon the number of shares of Class A Common Stock and Class B Common Stock reflected as outstanding as of May 7, 1999 in the Form 10-Q, the shares of EchoStar's securities beneficially owned by MCI represent approximately 9.8% of the Class A Common Stock (approximately 3.6% assuming the conversion of the Class B Common Stock into Class A Common Stock) and approximately 0.5% of the combined voting power of the Class A Common Stock and the Class B Common Stock.

     Subject to the Letter Agreement, the Reporting Persons have the sole power to vote the ASkyB Shares. See Item 6 below.

     On June 24, 1999, EchoStar issued the ASkyB Shares to NAI, parent of ASkyB. As ASkyB does not beneficially own any securities of EchoStar, ASkyB will cease to be a Reporting Person after the filing of this Amendment.

     Except as described above, no transactions were effected by the Reporting Persons in the Class A Common Stock during the 60 days preceding the date hereof.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

     In conjunction with the purchase of the Shares, EchoStar, ASkyB, MCI, News Corporation and Charles W. Ergen entered into the Letter Agreement. Pursuant to the Letter Agreement, each of News Corporation and MCI agreed that, for a period of five years after the closing date of the transactions contemplated by the Purchase Agreement, it will not: (i) attempt to influence voting of EchoStar securities (such as through a solicitation of proxies or election contest); (ii) participate in any way in a "group" within the meaning of section 13(d)(3) of the Exchange Act, with respect to EchoStar securities; (iii) otherwise act to control or influence the management, Board of Directors, or affairs of EchoStar or its affiliates; (iv) deposit the securities of EchoStar in a voting trust or similar arrangement; (v) initiate, or induce another to initiate, a tender offer or shareholder proposal with respect to EchoStar or its affiliates; or (vi) enter into any negotiation or arrangement with any third party with respect to any of the above.

     Further, each of News Corporation and MCI agreed that for a period of five years it will: (i) with respect to the election of directors of EchoStar, vote in the manner recommended by the board of directors of EchoStar; and (ii) with respect to any other stockholder action, vote as recommended by the Board of Directors, or abstain from voting. The restrictions set forth in section (ii) in the preceding sentence shall not apply to News Corporation or MCI as to actions which would discriminate against (A) the holders of Class A Common Stock vis a vis holders of any other class of EchoStar's equity securities or (B) News Corporation or MCI vis a vis any other holder of EchoStar's equity securities.

     Under Section 9(m) of the Purchase Agreement, NAI and MCI (the "Buyers") must abide by transfer restrictions relating to the Shares purchased by each of them. Under the terms of the Purchase Agreement, until all amounts due under the Satellite Contracts (as defined therein) have been paid, the Buyers may, directly or indirectly, sell, transfer or otherwise dispose of any interest in the Shares in an amount not to exceed 10% of such Shares. Subject to the foregoing, during the two-year period after the closing under the Purchase Agreement, dispositions may be made by the Buyers in an amount not to exceed for each 365-day period thereafter one-third of the Shares; provided, however, that any Shares permitted to be sold, but not sold, during the first 365-day period shall be added to the number of Shares permitted to be sold during the second 365-day period; and provided further that the Buyers, pursuant to a firm commitment underwritten public offering pursuant to an effective registration statement, may make a disposition of Shares in an amount not to exceed (x) the difference between 50% of the Shares issued to the Buyers and the number of Shares disposed of by the Buyers during the first 365-day period or (y) the difference between 80% of the Shares issued to the Buyers and the number of Shares disposed of by the Buyers during the first and second 365-day periods. From the date that is two years after the closing date under the Purchase Agreement, the Buyers may make dispositions freely, subject to applicable law.

Notwithstanding any of the above, the Buyers have the right to transfer any of their Shares to a direct or indirect wholly-owned subsidiary of either MCI or News Corporation.

Item 7.   Materials to be Filed as Exhibits.
          ---------------------------------

Document                                             Exhibit No.
--------------------------------------------------   -----------
Purchase Agreement, dated as of November 30,                99.1
 1998, by and among ASkyB, News Corporation,
 MCI and EchoStar. Incorporated by reference from
 Exhibit 99.1 to the Statement on Schedule 13D filed on December 10, 1998 by the Reporting
 Persons.

Amendment No.1 to Purchase Agreement, dated                 99.2
June 23, 1999.

Letter Agreement, dated November 30, 1998, by               99.3
and among Charles W. Ergen, EchoStar, ASkyB,
News Corporation and MCI. Incorporated by reference from Exhibit 99.2 to the Statement on
Schedule 13D filed on December 10, 1998 by the
Reporting Persons.

Agreement of Joint Filing among the Reporting               99.4
Persons.

Power of Attorney, dated June 29, 1999 by K.                99.5
Rupert Murdoch.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Date:  June 29, 1999

                              THE NEWS CORPORATION LIMITED



                              By: /s/Arthur M. Siskind
                                  ---------------------
                                  Name: Arthur M. Siskind
                                  Title: Director

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Date:  June 29, 1999

                              NEWS AMERICA INCORPORATED



                              By: /s/Lawrence A. Jacobs
                                  ---------------------
                                  Name: Lawrence A. Jacobs
                                  Title: Senior Vice President

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Date:  June 29, 1999


                                     /s/ K. Rupert Murdoch
                                     --------------------
                                     K. Rupert Murdoch

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Date:  June 29, 1999

                              AMERICAN SKY BROADCASTING, LLC



                              By: /s/ Lawrence A. Jacobs
                                  ----------------------
                                  Name:  Lawrence A. Jacobs
                                  Title:  Senior Vice President

                                                                      Schedule 1
                                                                      ----------

Directors, Executive Officers and Controlling Persons of the Reporting Persons.
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                                                                         Principal Business or
                                                                           Organization in
                                                                              Which Such
                                    Principal Occupation and                Employment is
Name                                    Business Address                      Conducted
----                                   -----------------                      ---------
K. Rupert Murdoch          Chairman and Chief Executive of News          News Corporation
                           Corporation; Director of NPAL; Director
                           of News International plc; Director of
                           News Limited; Director of NAI; Director
                           of TVG Holdings, Inc. ("Holdings");
                           Director of Satellite Television Asian
                           Region Limited ("STAR TV"); Chairman
                           and Director of British Sky Broadcasting
                           Group plc ("BSkyB"); Director, Chairman
                           and Chief Executive Officer of Fox
                           Entertainment Group, Inc.;
                           10201 West Pico Boulevard
                           Los Angeles, CA 90035

Geoffrey C. Bible          Non Executive Director of News                  Philip Morris
                           Corporation; Chairman and Chief
                           Executive Officer of Philip Morris
                           Companies Inc. ("Philip Morris");
                           Director of New York Stock Exchange,
                           Inc.; and Director of Lincoln Center for
                           the Performing Arts, Inc.;
                           120 Park Avenue
                           New York, New York 10017

Chase Carey                Executive Director and Co-Chief                Fox Television
                           Operating Officer of News Corporation;
                           Director and Executive Vice President of
                           NAI; Director and Co-Chief Operating
                           Officer of Fox Entertainment Group, Inc.;
                           Chairman and Chief Executive Officer of
                           Fox Television; President and Chief
                           Operating Officer of Holdings;
                           10201 West Pico Boulevard
                           Los Angeles, CA 90035
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

Gareth C.C. Chang          Executive Director of News Corporation;       STAR TV
                           Executive Chairman of STAR TV;
                           8th Floor, One Harbourfront
                           18 Tak Fung Street
                           Hunghom, Kowloon, Hong Kong

Peter Chernin              Executive Director, President and Chief       News Corporation
                           Operating Officer of News Corporation;
                           Director, Chairman and Chief Executive
                           Officer of NAI ; Director, President and
                           Chief Operating Officer of Fox
                           Entertainment Group, Inc.; Chairman and
                           Chief Executive Officer of Holdings;
                           10201 West Pico Boulevard
                           Los Angeles, CA 90035

Ken E. Cowley/1/           Non Executive Director of News                News Corporation
                           Corporation; Director of Ansett Australia
                           Holdings Limited; Chairman of Ansett
                           International Pty Ltd. and Chairman of
                           Ansett New Zealand Pty Ltd.;
                           2 Holt Street
                           Sydney, New South Wales 2010
                           Australia

David F. DeVoe             Executive Director, Senior Executive          News Corporation
                           Vice President and Chief Financial
                           Officer and Finance Director of News
                           Corporation; Director and Senior
                           Executive Vice President of NAI;
                           Director, Senior Executive Vice President
                           and Chief Financial Officer of Fox
                           Entertainment Group, Inc.; Director of
                           STAR TV; Director of BSkyB; Director
                           and Senior Executive Vice President of
                           Holdings;
                           1211 Avenue of the Americas
                           New York, New York 10036
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

Aatos Erkko/2/             Non Executive Director of News                Sanoma
                           Corporation; Chairman of Sanoma
                           Corporation ("Sanoma"), a privately
                           owned media company in Finland
                           P.O. Box 144
                           SF00101 Helsinki, Finland

Andrew S.B. Knight/3/      Non Executive Director of News                News Corporation
                           Corporation
                           c/o News International plc
                           1 Virginia Street
                           London E19X4 England
Letizia B.A. Moratti/4/    Executive Director of News Corporation;       News Corporation
                           Chairman of News Corporation Europe;
                           c/o Nikols Sedgwick
                           Via Vincenzo
                           Viviani 12, 20124 Milano, Italy

Lachlan K. Murdoch         Executive Director of News Corporation;       News Corporation
                           Chairman and Director of Queensland
                           Press Limited; Director of Herald &
                           Weekly Times Limited; Managing
                           Director and Director of News Limited;
                           Deputy Chairman of STAR TV; Director
                           of Beijing PDN Xinren Information
                           Technology Company Ltd; Director of
                           FOXTEL Management Pty Ltd.;
                           2 Holt Street
                           Sydney, New South Wales 2010
                           Australia
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
Thomas J. Perkins          Non Executive Director of News                 Kleiner Perkins
                           Corporation; Senior Partner at Kleiner
                           Perkins Canfield & Byers ("Kleiner
                           Perkins"); Director of Compaq Computer
                           Corporation;
                           4 Embarcadero Center
                           Suite 3520
                           San Francisco, CA 94111

Bert C. Roberts, Jr.       Non Executive Director of News                 MCI
                           Corporation; Chairman of MCI
                           Worldcom, Inc. ("MCI");
                           1801 Pennsylvania Avenue, N.W.
                           Washington, D.C. 20006

Stanley S. Shuman          Non Executive Director of News                 Allen & Company
                           Corporation; Executive Vice President
                           and Managing Director of Allen &
                           Company Incorporated ("Allen &
                           Company"); Director of NAI;
                           711 Fifth Avenue
                           New York, New York 10176

Arthur M. Siskind          Executive Director, Senior Executive           News Corporation
                           Vice President and Group General
                           Counsel of News Corporation; Director of
                           BSkyB; Director and Senior Executive
                           Vice President of NAI; Director, Senior
                           Executive Vice President and Group
                           General Counsel of Fox Entertainment
                           Group, Inc.; Director of STAR TV;
                           Director and Senior Executive Vice
                           President of Holdings;
                           1211 Avenue of the Americas
                           New York, New York 10036
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/1/   Citizen of Australia
/2/  Citizen of Finland
/3/  Citizen of United Kingdom
/4/  Citizen of Italy